Exhibit 99.1

Arbe Announces Q3 2025 Financial Results

TEL AVIV, Israel, November 17, 2025 - Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE) (“Arbe,” “we,” “our” and the “Company”), a global leader in perception radar solutions, today announced its financial results and provided an investor update for its third quarter, ending September 30, 2025.

Recent Highlights

●	A major European OEM is expected to announce a strategic program award in the near future, and management believes Arbe’s radar chipset is in the lead to be selected as the key enabler of its eyes-off, hands-off automated-driving system for serial production retail vehicles.

●	A top Japanese OEM ordered radar kits from Arbe for its Level 4 development activities and approved the continuation and expansion of the project initiated last year, including pre-development activities.

●	A premium European OEM is conducting data collection for a Level 3 program using radars based on Arbe’s chipset.

●	A leader in Artificial Intelligence computing ordered radar development kits for its full-stack autonomous-driving software development.

●	Three leading OEMs are in the request for information (RFI) process for eyes-off, hands-off functionality, with selections expected in 2026 and production targeted for 2028-2030.

●	Rising non-automotive demand: Arbe is seeing increased global activity in the defense sector, supplying radar systems for pilot programs and evaluation projects.

●	Sensrad, a Tier-1 supplier of Arbe, announced an order from WATCHIT for boat collision-prevention systems using its Hugin Radar powered by Arbe’s chipset, marking another non-automotive deployment and expanding a promising new vertical.

●	Arbe received two automotive-technology industry awards: the Just Auto Excellence Award in the Perception Systems category, and the AutoTech Breakthrough Award for Sensor Technology Solution of the Year 2025, recognizing Arbe’s leadership in ADAS and autonomous-driving radar.

●	Chris Van Dan Elzen, former Vice President of Magna International and EVP of Veoneer, joined Arbe’s Board of Directors. He brings over thirty years of experience with OEMs and Tier-1s, strong business acumen, and deep technological expertise, having previously managed global P&L for the largest active-safety product area and led more than 700 engineers worldwide.

Management Comment

“We made strong strategic progress in the third quarter,” said Kobi Marenko, Chief Executive Officer of Arbe Robotics. “Our evaluations with leading OEMs are advancing well, and we believe we are in the lead to be selected as the key enabler for an automated-driving program by a major European OEM in the near future, and we aim to secure three additional program wins in the next three quarters. We continue to support our Tier-1s as they move toward large-scale production using our chipsets. In addition, we see further momentum in non-automotive markets, including a recent win in boat-collision prevention.”

“As the automotive industry moves toward true Level 3 ‘eyes-off’ autonomy, OEMs increasingly require systems capable of operating safely at highway speeds. These next-generation programs require long-range, high-resolution sensing that performs reliably in all weather and lighting conditions, capabilities only advanced radar, such as Arbe’s, can provide.”

Marenko concluded, “We believe the growing momentum around Level 3 autonomy plays directly to our strengths and validates our technology roadmap. With multiple OEM engagements progressing, we anticipate Arbe will increasingly be recognized as the radar platform of choice for next-generation autonomy. We remain confident in our technology roadmap and look forward to meaningful revenue growth beginning in 2027.”

Third Quarter 2025 Financial Results Highlights

Revenues for Q3 2025 were $0.3 million, compared to $0.1 million in Q3 2024. Backlog as of September 30, 2025, amounted to $0.2 million.

Gross profit for Q3 2025 was negative ($0.2) million, compared to the negative gross profit of ($0.3) million in Q3 2024.

Operating expenses in Q3 2025 were $11.3 million, compared to $12.2 million in Q3 2024. The decrease was primarily driven by lower share-based compensation expense, related to the full vesting of prior year grants. The decrease was partially offset by an unfavorable foreign exchange impact.

Operating loss in Q3 2025 was $11.5 million, compared to a $12.4 million loss in Q3 2024.

Net loss in Q3 2025 was $11 million, compared to a net loss of $12.6 million in Q3 2024. Net loss in Q3 2025 included $0.5 million in financial income, compared to $0.1 million in financial expenses in Q3 2024. Financial income in Q3 2025 is mainly related to interest from bank deposits and call option realized, partially offset by changes in the foreign exchange rate, and revaluation related to our convertible debentures traded in TASE.

Adjusted EBITDA for Q3 2025, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, was a loss of $9.2 million, compared with a loss of $8.2 million in Q3 2024.

We believe that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

Balance Sheet and Liquidity Highlights

As of September 30, 2025, Arbe had $52.6 million in cash and cash equivalents and short- term bank deposits.

As of September 30, 2025, Arbe had $49.1 million in shareholders’ equity.

The Company complies with the financial covenants as set forth under the coverable debentures, and holds cash substantially above the minimum threshold.

Outlook

Arbe’s leadership in high resolution radar continues to be recognized by major automotive decision makers, with strong engagement across top OEMs and Tier 1s. The Company’s balance sheet remains strong following strategic funding events that support the Company’s long term growth and continued execution of its strategic plan.

While global economic shifts are leading some OEMs to delay new model launches and extend decision timelines for advanced driver assistance systems, Arbe’s market position continues to strengthen. Arbe is actively expanding engagements with leading OEMs, progressing through advanced RFQ stages, and building a solid foundation for large-scale adoption.

●	The Company’s goal remains to secure four design wins with OEMs in the coming three quarters.

●	For 2025, revenues are expected to be in the $1 to $2 million range. The change reflects the timing shift of certain NRE programs.

●	Adjusted EBITDA guidance remains unchanged at ($29 million) to ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today, November 17, 2025, at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via:

U.S. Toll Free: 1-844-481-3015

International: +1-412-317-1880

Israel: 1-809-212-373

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10204339/1004b29d6d3

Participants may pre-register at any time, including up to and after the call start time. The live webcast will be accessible from the same link on the day of the call and can also be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

An archived webcast of the conference call will also be made available on the website the day following the call.

The day after the call, a live webcast of the call can be accessed from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar.

An archived webcast of the conference call will also be made available on Arbe’s website the day following the call.

About Arbe

Arbe (Nasdaq: ARBE) (TASE: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems, empowering automakers and radar Tier-1s to develop truly safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility. Headquartered in Tel Aviv, Israel, the Company also operates offices in the United States, Germany, and China.

For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include whether and when we receive secure the orders we anticipate and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

1 212 378 8040

arbe@ekgir.com

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	Sep 30, 2025	December 31, 2024
Current Assets:	(Unaudited)
Cash and cash equivalents	4,008	13,488
Restricted cash	280	280
Short term bank deposits	48,313	10,793
Trade receivable	377	153
Other assets – funds held in escrow	8,817	30,417
Prepaid expenses and other receivables	1,801	2,500
Total current assets	63,596	57,631

Non-Current Assets
Operating lease right-of-use assets	1,279	1,782
Property and equipment, net	1,207	1,374
Total non-current assets	2,486	3,156

Total assets	66,082	60,787

Current liabilities:
Trade payables	396	624
Operating lease liabilities	658	551
Employees and payroll accruals	2,578	3,283
Convertible bonds	9,339	30,614
Accrued expenses and other payables	2,184	1,334
Derivative Liabilities	57	-
Total current liabilities	15,212	36,406

Long term liabilities
Operating lease liabilities	1,428	1,457
Warrant liabilities	336	428
Total long-term liabilities	1,764	1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*)	*)
Capital & Premium	337,074	275,453
Accumulated Deficit	(287,968)	(252,957)
Total shareholders’ equity	49,106	22,496

Total liabilities and shareholders’ equity	66,082	60,787

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	254	123	568	669
Cost of revenues	497	394	1,294	1,245
Gross loss	(243)	(271)	(726)	(576)

Operating Expenses:
Research and development, net	8,250	8,762	26,159	26,072
Sales and marketing	1,239	1,426	3,917	4,243
General and administrative	1,779	1,988	5,550	5,927
Total operating expenses	11,268	12,176	35,626	36,242

Operating loss	(11,511)	(12,447)	(36,352)	(36,818)

Financing expenses (Income ) net	(476)	127	(1,341)	303

Net loss	(11,035)	(12,574)	(35,011)	(37,121)

Basic net loss per ordinary share	(0.10)	(0.16)	(0.32)	0.46

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	112,641,907	80,957,931	110,783,504	79,914,649

Diluted net loss per ordinary share	(0.10)	(0.19)	(0.32)	(0.58)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	112,641,907	66,586,095	110,783,504	64,503,654

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Cash flows from operating activities:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	(11,035)	(12,574)	(35,011)	(37,121)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	137	148	404	437
Share-based compensation	2,002	3,800	7,575	11,399
Warrants to service providers	154	291	518	639
Revaluation of warrants	(85)	(67)	(92)	(335)
Revaluation of convertible bonds	(51)	117	562	140
Finance income	(1,834)	18	(3,897)	(197)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(93)	76	(224)	640
Decrease (increase) in prepaid expenses and other receivables	163	(160)	699	(88)
Increase in other assets	-	128	-	-
Issuance costs related to convertible bonds	-	737	-	737
Operating lease ROU assets and liabilities, net	243	31	347	165
Increase (decrease) in trade payables	(91)	85	(191)	(231)
Increase in employees and payroll accruals	(992)	(169)	(705)	180
Increase (decrease) in Derivative Liabilities	(190)	-	57	-
Increase (decrease) in accrued expenses and other payables	525	(225)	850	(839)

Net cash used in operating activities	(11,147)	(7,764)	(29,108)	(24,474)

Cash flows from investing activities:
Change in bank deposits	8,543	17,663	(33,794)	15,382
Purchase of property and equipment	(153)	(119)	(274)	(533)

Net cash provided by (used in) investing activities	8,390	17,544	(34,068)	14,849

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	30,758	-
Issuance costs related to convertible bonds	-	-	21,696	(459)
Warrants	-	-	493	-
Proceeds from exercise of options	-	185	440	205

Net cash provided by financing activities	-	185	53,387	(254)

Effect of exchange rate fluctuations on cash and cash equivalent	161	(17)	309	197

Increase (decrease) in cash, cash equivalents and restricted cash	(2,757)	9,965	(9,789)	(9,879)
Cash, cash equivalents and restricted cash at the beginning of period	6,884	9,120	13,768	28,750

Cash, cash equivalents and restricted cash at the end of period	4,288	19,068	4,288	19,068

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
GAAP net loss attributable to ordinary shareholders	(11,035)	(12,574)	(35,011)	(37,121)

Add:
Share-based compensation	2,002	3,800	7,575	11,399
Warrants to service providers	154	291	518	639
Revaluation of warrants and accretion	(85)	(67)	(92)	(335)
Convertible bonds accretion	(51)	117	562	140
Non-recurring expenses related to convertible bonds and ATM	-	-	960	805

Non-GAAP net loss	(9,015)	(8,433)	(25,488)	(24,473)

Basic Non-GAAP net loss per ordinary share	(0.08)	(0.10)	(0.23)	(0.31)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	112,641,907	80,957,931	110,783,504	79,914,649

Diluted Non-GAAP net loss per ordinary share	(0.08)	(0.13)	(0.23)	(0.38)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	112,641,907	66,586,095	110,783,504	64,503,654

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
GAAP net loss attributable to ordinary shareholders	(11,035)	(12,574)	(35,011)	(37,121)

Add:
Financial expenses / (income) , net	(476)	127	(1,341)	303
Depreciation	137	148	404	437
Share-based compensation	2,002	3,800	7,575	11,399
Warrants to service providers	154	291	518	639
Non-recurring expenses related to ATM	-	-	-	68

Adjusted EBITDA	(9,218)	(8,208)	(27,855)	(24,275)